Krane Shares Trust

280 Park Avenue, 32nd Floor

New York, New York 10017

December 18, 2020

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Krane Shares Trust — Request for Withdrawal of a Post-Effective Amendment to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-180870; 811-22698)

Dear Mr. Foor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Krane Shares Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-180870; 811-22698) relating to the KraneShares-UBS China A Shares Fund (the “Fund”):

Filing Date	Accession Number
November 5, 2020	0001829126-20-000077[1]

No securities have been sold by the Fund in connection with the Amendment. The Trust respectfully submits that a withdrawal of the Amendment with respect to the Fund is consistent with the public interest and the protection of investors.

If you have any questions, please contact Stacy L. Fuller at (202) 778-9475. Thank you.

Very truly yours,

KraneShares Trust

By:	/s/ Jonathan Shelon
Title:	Assistant Secretary

1 This withdrawal request relates only to Accession Number 0001829126-20-000077 and not Accession Number 0001829126-20-000081, which was filed on the same date.